

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Lei Wang
Chief Executive Officer
Guardforce AI Co., Ltd.
10 Anson Road, #28-01 International Plaza
Singapore 079903

  Re: Guardforce AI Co., Ltd.
    Form 20-F for Fiscal Year Ended December 31, 2021
    File No. 001-40848

Dear Ms. Wang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services